Mail Stop 4561

									February 28, 2006


Haijime Sugizaki
Chief Financial Officer
Mitsubishi Tokyo Financial Group, Inc.
4-1, Marunouchi 2- chome
Chiyoda-ku, Tokyo 100-6326 Japan

      RE:	Mitsubishi Tokyo Financial Group, Inc.
      Form 20-F for Fiscal Year Ended March 31, 2005
      File No. 333-98061-99

Dear Mr. Sugizaki:

	We have completed our review of your Form 20-F and have no further comments at this time.

								Sincerely,



      Joyce Sweeney
								Accounting Branch Chief